FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               November 12, 1998

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                                  49001, Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Attached hereto and incorporated by reference herein is a press release of the registrant dated November 9, 1998.

COMPANY CONTACT:                                      CONTACT:
Erez Shachar, President and Chief Executive Officer   Jody Burfening (Ext. 304)
Eitan Padan, Chief Financial Officer                  Lippert/Heilshorn & Assoc.
NUR Macroprinters LTD.                                212-838-3777
011-972-3-908-7676                                    jody@lhai.com
E-mail: ir@nur.com

                      NUR MACROPRINTERS LTD. REPORTS RECORD

                       THIRD QUARTER REVENUES AND PROFITS

             - Revenues Increase 79%; Net Income More than Tripled,

                   Excluding One-Time In-Process R&D Charge -

        Magshimim, Israel, November 9, 1998 - NUR Macroprinters Ltd. (NASDAQ-NMS
Symbol: NURTF), a leading manufacturer and marketer of wide-format digital inkjet printers and consumables, today announced record revenues and record profits for the third quarter and nine months ended September 30, 1998.
        Revenues for the third quarter ended September 30, 1998 increased 79% to $10.08 million, compared to $5.62 million for the same quarter the previous year. Gross profit increased 74% to $4.62 million versus $2.66 million for the comparable period last year. Excluding a $1.6 million one-time charge for in-process R&D in connection with the previously announced acquisition of Meital Technologies' rights and related assets, net income for the three months ended September 30, 1998 was $0.93 million, or $0.09 per share, compared to $0.31 million, or $0.04 per share, for the comparable period last year.
        Revenues for the nine months ended September 30, 1998 were $25.93 million, an increase of 75%, compared to $14.83 million for the same period the previous year. Gross profit for the nine months increased to $12.62 million from $6.95 million for the comparable period last year, an increase of 82%. Net income was $1.93 million or $0.18 per share, for the nine months ended September 30, 1998, excluding the above-mentioned one-time charge, compared to a net income of $35,000 or $0.01 per share for the comparable period last year.
                                     -More-

NUR MACROPRINTERS LTD.
PAGE TWO
        Mr. Erez Shachar, President and CEO remarked, "Our excellent performance this quarter represents the sixth consecutive quarter of revenue and earnings growth. The strong revenue performance reflects growing product demand and consummable sales and, in particular, the growing market acceptance for the super-wide Blueboard*2 which we introduced earlier this year. It also reflects the success of our new field upgrades for the Blueboard among our existing customer base.
        "Toward the end of the quarter, we acquired all rights and assets related to the technology of Meital Technologies, a developer of piezo Drop-on-Demand (DoD) inkjet technologies for application in wide-format digital printers. We are pleased to report that Meital's technology and development team have been fully integrated into NUR's development staff, and we are working together on a digital printing system to answer the needs of the existing screen printing market in their move towards digital printing."

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format ink-jet printing systems and consumables. The company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications, such as billboards, posters, banners and point of purchase displays for advertising as well as decorations and backdrops for show rooms, fleet graphics, trade shows, museums and exhibits. NUR printers are installed in over 160 sites throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate" "project" "intend'" "expect'" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

                               -Tables to follow-

NUR MACROPRINTERS LTD.
Consolidated Statements Of Operations
U.S. $ in thousands, except per share data

                                                          9 Months    9 Months      3 Months    3Months
                                                             ended       ended         ended      ended
                                                           9/30/98     9/30/97       9/30/98    9/30/97
                                                       -------------------------------------------------
Revenues
Sales of printers and related products                    $ 22,824    $ 12,660       $ 8,592    $ 4,751
Sales of printed materials                                   3,110       2,171         1,488        867
                                                       -------------------------------------------------
                                                            25,934      14,831        10,080      5,618
                                                       -------------------------------------------------
Cost of revenues
Cost of sales of printers and related  products             11,283       6,697         4,421      2,484
Cost of sales of printed materials                           2,036       1,182         1,043        471
                                                       -------------------------------------------------
                                                            13,319       7,879         5,464      2,955
                                                       -------------------------------------------------

Gross profit                                                12,615       6,952         4,616      2,663
                                                       -------------------------------------------------

Research & Development expenses                              2,365       1,096           868        340
Less-Royalty bearing grants                                   (480)       (127)         (170)         -
                                                       -------------------------------------------------
Research & Development expenses, net                         1,885         969           698        340

Acquired in-process R&D                                      1,600           -         1,600          -
                                                       -------------------------------------------------

Selling expenses, net                                        4,347       2,936         1,407      1,053
General and administrative expenses                          3,753       2,706         1,395      1,044
Write off of debts of related parties                            -          99             -          -
                                                       -------------------------------------------------
                                                             8,100       5,741         2,802      2,097

Operating income (loss)                                      1,030         242          (484)       226

Financial income (expenses) net                               (433)       (207)         (113)        80
Other income (loss) net                                        (36)          -            55          -
Taxes on income                                               (227)          -          (115)         -
Minority interest                                              (30)          -           (16)         -
                                                       -------------------------------------------------

Net income (loss) for the period                            $  304      $   35        $ (673)     $ 306
                                                       =================================================

Basic and diluted earning (loss) per share                  $ 0.03      $ 0.01        $(0.06)     $0.04
                                                       =================================================

Weighted average number of shares
outstanding during the period                           10,880,000   6,880,000    10,880,000  6,880,000
                                                       =================================================

NUR MACROPRINTERS LTD.
Condensed Balance Sheets, US$ in thousands

                                                     September 30,                        December 31,
                                                       1998                                   1997
                                                    (in thousands)                       (in thousands)
Current Assets :
Cash and cash equivalents                                       $   875                      $ 1,234
Marketable securities                                               125                            -
Accounts receivable - trade                                       9,772                        5,981
Other receivables and prepaid expenses                            2,366                        1,696
Inventories                                                       3,593                        2,252
                                                    --------------------              ---------------

Total Current Assets                                            $16,731                      $11,163
                                                    --------------------              ---------------

Investments
Long - term bank deposit                                            395                          150
Severance pay funds                                                 331                          262
Prepaid expenses                                                     88                          186
Long - term accounts receivable - trade                               -                            -
                                                    --------------------              ---------------
                                                                    814                          598
                                                    --------------------              ---------------
Equipment
Cost                                                              3,315                        2,250
Less accumulated depreciation                                       968                          609
                                                    --------------------              ---------------
                                                                  2,347                        1,641

Other assets                                                        308                          381
                                                    --------------------              ---------------

                                                    --------------------              ---------------
Total assets                                                     20,200                       13,783
                                                    ====================              ===============
Liabilities and Shareholders' Equity
Current Liabilities :
Short - term bank credit                                        $ 1,140                       $  518
Current maturities of long - term loans                             214                          261
Trade payables                                                    7,385                        3,216
Accrued expenses and other liabilities                            3,685                        2,127
Advances from                                                         -                           17
                                                    --------------------              ---------------
Total Current Liabilities                                        12,424                        6,139
                                                    --------------------              ---------------
Long - Term Liabilities :
Long - term liabilities                                           1,285                        1,476
Accrued severance pay                                               457                          358
                                                    --------------------              ---------------
                                                                  1,742                        1,834
Minority interest                                                    59                           26
                                                    --------------------              ---------------

Shareholders' Equity :
Share capital                                                     2,729                        2,729
Capital surplus                                                  14,357                       14,383
Cumulative translation adjustment                                  (119)                         (30)
Deficit                                                         (10,992)                     (11,298)
                                                    --------------------              ---------------
Total Shareholders' Equity                                        5,975                        5,784
                                                    --------------------              ---------------
Total Liabilities and Shareholders' Equity                       20,200                       13,783
                                                    ====================              ===============

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NUR MACROPRINTERS LTD.



Date:    November 12, 1998                 By:  /s/ Erez Shachar
                                              ---------------------------
                                         Name:    Erez Shachar
                                         Title:   Chief Executive Officer